EXHIBIT (c)(ix)

S&P Global Ratings Action on the State of Queensland

Global Ratings Action on the State of Queensland

On September 11, 2026, S&P Global Ratings (“S&P”) lowered its long-term issuer credit rating on the State of Queensland from ‘AA+’ to ‘AA’. At the same time, S&P affirmed its ‘A-1+’ short-term issuer credit rating on the State of Queensland. The outlook on the long-term rating is stable.

(c)(ix)-1